POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

General

The following information, prepared as at September 6, 2012 should be read in conjunction with the condensed interim consolidated financial statements of PolyMet Mining Corp. (the “Company” or “PolyMet”) for the three and six months ended July 31, 2012 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and in conjunction with the audited consolidated financial statements for the year ended January 31, 2012 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of four independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions which include, but are not limited to:

  Completion of environmental review on the expected timeframe;
  Obtaining permits on a timely basis;
  Execution of prospective business plans;
  Effectively managing currency market fluctuations; and
  Complying with applicable governmental regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Form 20-F. These risks, uncertainties and other factors include, but are not limited to:

  Risks related to changes in general economic and business conditions, including changes in interest rates; prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
  Risks related to changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
  Natural phenomena;
  Risk related to actions by governments and authorities including changes in government regulation;
  Uncertainties associated with legal proceedings; and
  Other factors, many of which are beyond our control.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

All forward-looking statements included in this MD&A are based on information available to us on the date of this MD&A. The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation. Readers should not place undue reliance on forward-looking statements. Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and NYSE Amex listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

The NorthMet Project covers a total of approximately 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling approximately 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling approximately 12,400 acres or 19.4 square miles of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Range District about 60 miles north of Duluth, Minnesota. The NorthMet Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. Three high-voltage power lines owned by Minnesota Power supply the plant site and there is ready access to industrial electric power at the mine site.

Asset Acquisitions

On November 15, 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cliffs Natural Resources, Inc. (NYSE:CLF) (“Cliffs”) to acquire the Erie Plant, which is located approximately 10 kilometers (6 miles) west of PolyMet’s NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy at which time the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The Company plans to sell separate copper and nickel concentrates prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will upgrade the nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

On December 20, 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres of land to the east and west of and contiguous to its existing tailing facilities.

PolyMet indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines and Short Term Mitigation Plans, which have been approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval, such approval remains outstanding to date. As part of its prior transactions with Cliffs, PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

There is substantial uncertainty related to applicable water quality standards, the engineering scope and cost of mitigation required to meet those standards, and responsibility for the financial liability. As such, the Company is unable to estimate its potential liability for the Long Term Mitigation Plan at July 31, 2012. Outcomes that are unfavorable to PolyMet could result in material additional liability. The Company included its best estimate of the liabilities related to this consent decree in its environmental rehabilitation provision for the period ended July 31, 2012.

Environmental Review

In October 2005, the Minnesota Department of Natural Resources ("MDNR") published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the US Army Corps of Engineers (“USACE") as the lead federal agency (together the “Lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for the project. In 2006 these Lead Agencies selected Environmental Resources Management, a leading global provider of environmental, health and safety, risk, and social consulting services as independent environmental contractor (“the EIS Contractor”) to prepare the EIS. The EIS Contractor team included members with expertise and experience in mining sulfidic ores. Several other government agencies (including the US Forest Service, the Bois Forte Band of Chippewa and the Fond Du Lac Band of Lake Superior Chippewa) joined the EIS preparation team as Cooperating Agencies, which brought their special expertise to the process.

Under state and federal guidelines and regulations, a Draft EIS identifies the environmental impact of a proposed project as well as evaluating alternatives and ways to mitigate potential impacts. PolyMet was involved in the process of alternative/mitigation development and had input into the technical and economical feasibility of potential alternatives and mitigations. The EIS Contractor prepared a series of preliminary versions of the Draft EIS that were reviewed and commented on by the Lead Agencies, other governmental agencies, and PolyMet.

In November 2009, the Lead Agencies published the PolyMet Draft EIS with formal notification of publication in the Minnesota Environmental Quality Board (“EQB”) Monitor and the Federal Register on November 2 and November 6, 2009, respectively. The formal notification of publication started a 90-day period for public review and comment, which ended on February 3, 2010. During this period, the lead Agencies held two public meetings – one in the town of Aurora, MN near the project location and one in Blaine, MN in the metropolitan Minneapolis-St. Paul area.

The Lead Agencies received more than 3,700 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the US Environmental Protection Agency (“EPA”) in its role as reviewer of projects that could impact the environment.

On June 25, 2010 the Lead Agencies announced that they intend to complete the EIS process by preparing a Supplemental Draft EIS (“SDEIS”) that incorporates the proposed US Forest Service ("USFS") land exchange and expands government agency cooperation. The USFS joined the USACE as a federal co-lead agency through the completion of the EIS process. In addition, the EPA joined the effort as a cooperating agency. The MDNR remains the state co-lead agency.

On October 13, 2010 the USACE and the USFS published a Notice of Intent to complete the SDEIS, which:

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
  Supplements and supersedes the Draft EIS and respond to concerns identified by the EPA and other comments on the Draft EIS.
  Incorporates potential effects from the proposed land exchange between the USFS Superior National Forest and PolyMet.

Public review of the scope of the land exchange ended on November 29, 2010. The Notice of Intent stated that the proposed land exchange would eliminate conflicts between the United States and private mineral ownership and consolidate land ownership to improve Superior National Forest management effectiveness and public access to federal lands. The proposed exchange is in accordance with Forest Service Strategic Plan Goals to provide and sustain long-term socioeconomic benefits to the American people, conserve open space, and sustain and enhance outdoor recreation activities.

The NorthMet mine site encompasses approximately 2,840 of the 6,650 acres of land proposed for exchange to private ownership; the remaining federal property would improve intermingled and inefficient ownership patterns and eliminate conflicts if minerals development were to expand in the future.

The lands that would be received by the Superior National Forest consist of forest and wetland habitat as well as lake frontage. These lands would enhance public recreation opportunities and complement existing federal ownership by eliminating or reducing private holdings surrounded by Superior National Forest land.

Once the SDEIS is completed, it will be made available for public review prior to preparation of the final EIS. Completion of the final EIS and a subsequent Adequacy Decision by the DNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the project can be issued. The major permits are:

U.S. Army Corps of Engineers

  Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources

  Permit to Mine
  Water Appropriations Permit
  Dam Safety Permit
  Wetland Replacement Plan

Minnesota Pollution Control Agency

  National Pollutant Discharge Elimination System (NPDES) Permit (storm water)
  State Disposal System (SDS) Permit
  Air Emissions Permit

Prior to receipt of the permits, the Company intends to secure construction financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance. Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and
4.	Construction of a new hydrometallurgical plant.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Key Recent Developments

On February 1, 2012 PolyMet reported on the status of the NorthMet environmental review. The EIS Consultant has completed a significant amount of work on the SDEIS, which will comprise nine chapters. The first four chapters, comprising over 400 pages and including more than 100 figures were reviewed by the Lead Agencies.

Other important milestones already achieved include:

  Approval of air emission estimates.
  Approval of cumulative visibility and fiber impact evaluation reports.
  Completion of geotechnical stability modeling with results now under review.
  Completion of direct wetland impact evaluation and wetland mitigation plans, which are now under review.
  Completion of hazardous materials assessment; threatened, endangered and sensitive species analysis; assessments of wildlife and heritage resources; and wetland/floodplain analysis reports for the lands involved in the land exchange, which have been delivered to the USFS for review.
  Delivery by PolyMet of updated project documents including the detailed project description, mine plan, reclamation and waste disposal plans, and extensive data packages.

Since February 1, 2012 the Lead Agencies have completed their review of the initial chapters of the SDEIS. Completion of detailed environmental modeling, including quality assurance plans as well as generation, verification, review, and documentation of modeling data is underway.

On March 9, 2012 PolyMet entered into an option agreement over certain land that it plans to have restored to wetlands through an agreement with AG for Waterfowl, LLP ("AG"). PolyMet paid AG $2.0 million cash and issued 2,788,902 of its common shares and warrants to purchase 1,083,333 of its common shares at $1.50 per share at any time until December 31, 2015. AG has provided the Company security over its requirement to perform the wetlands conversion work in the form of a $5.9 million face value five year zero interest rate mortgage over land currently in agricultural use that AG will restore to wetlands in order to earn wetland credits. The mortgage will be proportionately released as part of the lands are fully restored to approved wetland status, at which time PolyMet will receive formal wetland credits. Any lands that PolyMet has not requested be restored to wetland will revert to AG and the remaining mortgage, if any, will be released on February 28, 2017. PolyMet is committed to pay AG an additional $0.680 million over seven years as compensation for the work AG is continuing to undertake.

On May 23, 2012 PolyMet reported on the status of the NorthMet environmental review. The Lead Agencies are updating the schedule for completion of the NorthMet EIS and provisionally expect to publish the SDEIS in the first quarter of 2013, with a preliminary document available for review by the Cooperating Agencies two-to-three months before that. The process to complete the environmental review is:

  Complete rigorous Lead Agency review and quality assurance/quality control process for the environmental models.
  Incorporate engineering refinements into the models to show that the project will meet all relevant state and federal standards, including the wild rice sulfate standards.
  Incorporate comments from the Cooperating Agencies, including the EPA, into the SDEIS which will be released for public review and comment.
  Prepare and release the final EIS, which must be done before permitting decisions can be made.

On June 14, 2012 PolyMet reported that the British Columbia Securities Commission (the “BCSC”) has reviewed select matters related to the Company’s continuous disclosure record. As a result of that review, the Company received comments from the BCSC identifying certain technical disclosure issues, in particular in the Company’s National Instrument 43-101 (“NI 43-101”) Technical Report on the NorthMet Deposit, Minnesota, USA, dated September 2007. In order to address these issues, PolyMet plans to file a new Technical Report under the latest form of NI 43-101, which will fully support the Company’s previous disclosure of mineral reserves and will be filed on SEDAR upon completion, scheduled for late-September 2012.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

On June 21, 2012 PolyMet announced that Jon Cherry, a senior mining executive, would join the company as CEO and President effective July 16, 2012. Mr. Cherry has held increasingly senior positions at operations and projects for subsidiaries of Rio Tinto plc, one of the world's largest mining companies. Most recently he was responsible for strategic direction in environmental permitting and compliance, legal matters, and external relations related to development of the Resolution copper project in Arizona, a joint venture between Rio Tinto and BHP Billiton. Previously, he was responsible for permitting and initial development of the Eagle nickel-copper project in Michigan's Upper Peninsula. He started his career with Cyprus Thompson Creek in Idaho before joining Kennecott in Utah. Former CEO and President Joe Scipioni remains with the Company as Chief Operating Officer.

At its annual shareholders’ meeting on July 10, 2012, shareholders approved amendment and restatement of the 2007 Omnibus Share Compensation Plan (the "Plan") and reapproved the Plan and all unallocated option or awards entitled to be granted thereunder. The amended Plan (a) amended the number of common shares reserved for issuance, (b) increased the maximum term of expiry from seven years to ten years; and (c) clarified the definition of "Market Price". The amended Plan was approved by the TSX on July 19, 2012.

During the six month period ended July 31, 2012, the Company granted 4,075,000 options to directors and management. This compares with 750,000 options granted during the six month period ended July 31, 2011.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Results of Operations

For the three months ended July 31, 2012 compared to the three months ended July 31, 2011

a) Loss for the Period:

During the three months ended July 31, 2012, the Company incurred a loss of $1.982 million ($0.01 loss per share) compared to a loss of $1.187 million ($0.01 loss per share) during the three months ended July 31, 2011. The increase in the net loss for the period was primarily attributable to the following:

  an increase in share based compensation in the current year period to $1,121,000 (prior year period - $32,000) relating to the shareholder approved option extension impact and option grants to directors and management.

This item was partially offset by the following:

  a decrease in professional fees in the current year period to $79,000 (prior year period - $217,000) primarily due to transition to IFRS in FY2012;
  a decrease in finance income and costs in the current year period to $25,000 (prior year period - $171,000) primarily due to the reduction in ARO accretion as a result of the decrease in the discount rate.

b) Cash Flows:

Cash used in operating activities in the three months ended July 31, 2012 was $1.041 million compared to cash used in the three months ended July 31, 2011 of $0.819 million. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the three months ended July 31, 2012 was $nil compared to cash provided in the three months ended July 31, 2011 of $14.245 million. The variance in cash is primarily due to prior year period Glencore financing, IRRRB loan, and issuance of share capital on exercise of stock options which was partially offset by the scheduled repayment of $500,000 debt.

Cash used in investing activities for the three months ended July 31, 2012 was $4.072 million compared to cash used in the three months ended July 31, 2011 of with $7.843 million. The decrease was primarily due to prior year USFS land exchange purchases with funds received from the IRRRB loan.

Total cash for the three months ended July 31, 2012 decreased by $5.113 million for a balance of $5.821 million compared to the three months ended July 31, 2011 where cash increased $5.583 million to a balance of $11.492 million.

c) Capital Expenditures:

During the three months ended July 31, 2012 the Company capitalized $8.209 million (prior year period -$9.855 million) of mineral property, plant, and equipment costs related to the NorthMet project (draft EIS and permitting) and other fixed assets.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

For the six months ended July 31, 2012 compared to the three months ended July 31, 2011

a) Loss for the Period:

During the six months ended July 31, 2012, the Company incurred a loss of $3.232 million ($0.02 loss per share) compared to a loss of $2.506 million ($0.02 loss per share) during the six months ended July 31, 2011. The increase in the net loss for the period was primarily attributable to the following:

  an increase in share based compensation in the current year period to $1,737,000 (prior year period - $568,000) relating to the shareholder approved option extension impact and grants to directors and management;

This item was partially offset by the following:

  a decrease in professional fees in the current year period to $161,000 (prior year period - $422,000) primarily due to transition to IFRS in FY2012;
  a decrease in finance income and costs in the current year period to $34,000 (prior year period - $343,000) primarily due to the reduction in ARO accretion as a result of the decrease in the discount rate.

b) Cash Flows:

Cash used in operating activities in the six months ended July 31, 2012 was $1.545 million compared to cash used in the six months ended July 31, 2011 of $1.920 million. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the six months ended July 31, 2012 was $0.148 million compared to cash provided in the six months ended July 31, 2011 of $13.812 million. The variance in cash is primarily due to prior year period Glencore financing, IRRRB loan, and issuance of share capital on exercise of stock options which was partially offset by the scheduled repayment of $1.0 million debt.

Cash used in investing activities for the six months ended July 31, 2012 was $10.260 million compared to cash used in the six months ended July 31, 2011 of with $10.761 million. The decrease was primarily due to prior year USFS land exchange purchases with funds received from the IRRRB loan partially offset by current year wetland credit option purchases.

Total cash for the six months ended July 31, 2012 decreased by $11.657 million for a balance of $5.821 million compared to the six months ended July 31, 2011 where cash increased $1.131 million to a balance of $11.492 million.

c) Capital Expenditures:

During the six months ended July 31, 2012 the Company capitalized $12.166 million (prior year period -$13.294 million) of mineral property, plant, and equipment costs related to the NorthMet project (draft EIS and permitting) and other fixed assets. In addition, the Company capitalized $5.992 million (prior year period - $nil) of wetland credit intangible costs related to the wetland credit options and development agreements.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	July 31 2012 $	Apr. 30 2012 $	Jan. 31 2012 $	Oct. 31 2011 $	July 31 2011 $	Apr 30 2011 $	Jan. 31 2011 $	Oct. 31 2010 $
Total Revenues	-	-	-	-	-	-	-	-
General and Administrative	(1,958)	(1,283)	(704)	(520)	(962)	(1,183)	(746)	(281)
Other Income (Expenses)	(24)	33	211	474	(225)	(136)	(2,277)	48
Net Loss	(1,982)	(1,250)	(493)	(46)	(1,187)	(1,319)	(3,023)	(233)
Loss per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)	(0.00)

Significant items to report for the quarterly results are as follows:

The Company recorded deferred income tax recoveries as the expiration of warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $657,000, $1,219,000 and $171,000 in the quarters ended October 31, 2011, January 31, 2011, and October 31, 2010, respectively. There were no similar tax recoveries recorded in the other quarters.

A non-cash loss of $2.931 million on refinancing of convertible debt in the quarter ended January 31, 2011. There were no similar losses recorded in other quarters.

A loss on asset held for sale of $520,000 was recorded in the quarter ended January 31, 2011.

A recovery of previously expensed share-based compensation costs of $212,000 due to the forfeiture of unvested share options was recorded in the quarter ended October 31, 2010. There were no similar share-based compensation recoveries recorded in the other quarters.

The net loss included share-based compensation expense (recovery) for the quarters ended:

1.	July 31, 2012 - $1,121,000
2.	April 30, 2012 - $616,000
3.	January 31, 2012 - $28,000
4.	October 31, 2011 - $29,000
5.	July 31, 2011 - $32,000
6.	April 30, 2011 - $536,000
7.	January 31, 2011 - $50,000
8.	October 31, 2010 - $(203,000)

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Financing Activities

On August 27, 2009 the Company announced that it had filed a universal shelf registration on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). This universal shelf registration allows PolyMet to have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units.

Since October 31, 2008 the Company and Glencore AG (“Glencore”) have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. PolyMet agreed to propose to shareholders the election of Stephen Rowland, a senior executive of Glencore, as a director and also appointed a senior member of Glencore's technical team to PolyMet's Technical Steering Committee. As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current and potential ownership of PolyMet comprises:

  41,967,842 shares representing 23.6% of PolyMet's issued shares

  $25.0 million initial principal floating rate secured debentures due September 30, 2014. Including capitalized interest as at July 31, 2012, these debentures are exchangeable at $1.50 per share into 19,839,877 common shares of PolyMet upon PolyMet giving Glencore notice that it has received permits necessary to start construction of the NorthMet project and availability of senior construction finance in a form reasonably acceptable to Glencore.

  Glencore has subscribed to 5.0 million common shares at $2.00 per share to be issued no later than October 15, 2012.

  Glencore holds warrants to purchase 5.6 million common shares at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet common shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 72,408,916 common shares of PolyMet, representing 34.8% on a partially diluted basis, that is, if no other options or warrants were exercised.

Proceeds from private placement financings with Glencore were used for Mineral PP&E investments, loan repayments, and general corporate expenditures. As at July 31, 2012, approximate proceed usage was as follows:

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Financing	Gross		Expenses	Mineral	Loan	General	Cash at
	Amount			PP&E	Repayment	Corporate	July 31,
				(5)	(4)	(5)	2012

2009 common share private placement	$25.0	(1)	$0.3	$19.7	$2.0	$3.0	n/a

2010 common share private placement	$20.0	(2)	$0.2	$14.8	$2.0	$3.0	n/a

2011 common share private placement	$20.0	(3)	$0.2	$5.5	$7.0	$1.5	$5.8

Total	$65.0		$0.7	$40.0	$11.0	$7.5	$5.8

Note:
(1)	9,433,962 common shares of the company issued on November 17, 2009 at $2.65 per share for gross proceeds of $25.0 million.

(2)

5,000,000 common shares of the company issued on January 17, 2011 at $2.00 per share for gross proceeds of $10.0 million; 5,000,000 common shares of the company issued on July 15, 2011 at $2.00 per share for gross proceeds of $10.0 million; additional $10.0 million to be funded by October 15, 2012.

(3)	13,333,333 common shares of the company issued on November 30, 2011 at $1.50 per share for gross proceeds of $20.0 million.

(4)	Repayment of long-term loan to Cliffs

(5)	Capitalized PP&E amounts vary by year in relation to mineral property acquisitions, mine development plans, environmental, and permit work. Appx $3.0 million per year is expensed as general corporate.

On June 30, 2011 PolyMet closed a $4.000 million loan from the IRRRB. At the same time, the Company exercised its options to acquire two tracts of land totaling approximately 5,300 acres of forests, wetlands, and lakes with high recreational value that are included as part of the proposed land exchange with the USFS. The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually if not paid, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 shares of its common shares at $2.50 per share at any time until the earlier of June 30, 2016 or one year after permits are received.

On March 9, 2012 the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for restoration to wetland. AG will restore the wetlands and, upon completion, wetland credits will be issued by the proper governmental authorities. The Company plans to use the wetland credits to offset wetlands disturbed during construction and operation of the NorthMet Project. The Company holds a first mortgage on the land, which will be proportionately released as wetland credits are transferred to the Company. The Company has the option to exercised individually five separate phases of wetland credit development. Any options not exercised by February 28, 2017 will expire and the remaining mortgage, if any, will be released. As at July 31, 2012, the Company had exercised the option on Phase 1.

The Company paid AG initial consideration of $2.0 million cash and issued 2,788,902 of the Company’s common shares (of which 371,854 held in escrow pending Phase 1 completion) and a warrant to purchase 1,083,333 of the Company’s common shares at $1.50 per share at any time until December 31, 2015 as consideration for a $5.9 million mortgage to secure performance by AG. In addition to the initial consideration, performance commitments for Phase 1 totaling $0.68 million will be due over the seven years following wetland construction completion for ongoing maintenance by AG. Performance payments totaling $1.063 million per phase for completion and maintenance of Phase 2 to 5 will only be incurred if and when the Company initiates development of those phases, and will be due over seven years from the completion of each phase. If wetland credits are issued before the seven-year anniversary, any unpaid amounts are due upon issuance of the wetland credits.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

The transaction was negotiated between unrelated parties and therefore the Company has concluded the fair value of the services should be allocated between the $2.0 million cash payment, the $3.9 million equity instruments, and $4.933 million in future performance payments. Since the Company expects to exercise each of the remaining options prior to expiration, the Company determined that the total consideration price of approximately $10.833 million should be allocated equally amongst the total credits. Since there is a market for wetland credits, the Company could sell some or all to third parties. To date the company has recorded the shares, warrants and cash paid, including transaction costs, as a charge of $5,992,173 to Wetland Credit Intangibles, which will be tested for impairment indicators at each reporting date and amortized on a systematic basis over their useful lives, once they are completed and available for use.

During the six months ended July 31, 2012 the Company issued 185,000 shares (prior year period –1,110,000) upon exercise of options for proceeds of $148,000 (prior year period - $834,000). During the six months ended July 31, 2012, PolyMet also issued 40,000 shares (prior year period – 95,000) as partial payment for options to purchase land.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Liquidity and Capital Resources

As at July 31, 2012 the Company had working capital of $4.257 million compared with working capital of $16.375 million at January 31, 2012 consisting primarily of cash of $5.821 million (January 31, 2012 -$17.478 million), trade and other receivables of $0.665 million (January 31, 2012 - $0.440 million), prepaid expenses of $0.539 million (January 31, 2012 - $0.934 million), trade payables and accrued liabilities of $1.914 million (January 31, 2012 - $1.679 million), and the current portion of environmental rehabilitation provision of $0.869 million (January 31, 2012 - $0.828 million).

The Company expects to pay the $4.0 million IRRRB loan plus capitalized interest and convertible debt principal balance of $25.0 million plus capitalized interest from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

As at July 31, 2012 the Company, has obligations to issue 3,640,000 shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To July 31, 2012, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company’s closing trading price on May 28, 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The bonus shares allocated for Milestone 4 are valued using the Company’s closing trading price on June 17, 2008 of US$3.80 per share, the date of the approval of the bonus plan by the disinterested shareholders.

As at September 4, 2012, the Company has outstanding commitments related to the environmental review process, wetland credit intangibles, rent, and consultants of approximately $3.8 million with approximately half due over the next year and the remainder due over seven years

While these condensed interim consolidated financial statements have been prepared on the basis that PolyMet Mining Corp. will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are conditions that cast significant doubt on the validity of that assumption. The Company has incurred losses since inception and has an accumulated deficit of $85.0 million at July 31, 2012.

PolyMet Mining Corp. will need to raise sufficient funds to meet its current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with the Company’s spending plans for the next year. While in the past the Company has been successful in closing financing agreements with Glencore and other parties, there can be no assurance it will be able to do so again in the future.

On November 12, 2010, PolyMet Mining Corp. entered into a definitive agreement with Glencore AG (“Glencore”) to sell in a private placement 15.0 million common shares at $2.00 per share for gross proceeds of $30.0 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are to occur in three tranches of 5 million shares each, subject in each case to certain closing conditions. The first tranche closed on January 17, 2011 and the second tranche closed on July 15, 2011. The third tranche is scheduled to close on October 15, 2012.

In order to meet all of its obligations for the period to July 31, 2013, PolyMet Mining Corp. will have to receive the remaining equity tranche and obtain additional financing.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Management believes that, based upon the underlying value of the NorthMet Project, it will be able to obtain the necessary financing to meet PolyMet Mining Corp.’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets.

These condensed interim consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities, reported expenses, and balance sheet classifications that would be necessary should the Company be unable to continue as a going concern, and these adjustments could be material.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Financial Instruments and Risk Management

The carrying values of the Company’s financial instruments are classified into the following categories:

	July 31,	January 31,
	2012	2012
Loans and Receivables (1)	$5,821	17,478
Available-for-sale	15	30
Other loans and receivables	665	440
Other financial liabilities (2)	35,500	34,369

(1)	Includes cash and equivalents.
(2)	Includes trade payables and accrued liabilities, convertible debt and long term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Currency Risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, trade and other receivables, investment or trade payables and accrued liabilities will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

The Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	July 31,	January 31,
	2012	2012
Loans and receivables (1)	$149	$305
Available-for-sale	15	30
Other loans and receivables	153	95
Other financial liabilities (2)	(78)	(239)
	$239	$191

(1)	Includes cash and equivalents.
(2)	Includes trade payables and accrued liabilities.

Based on the above net exposures, as at July 31, 2012, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by $24,000.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Credit Risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding trade and other receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $6,486,000.

The Company’s cash and equivalents are held through a large Canadian financial institution.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents. See additional discussion in the “Liquidity and Capital Resources” section.

Interest Rate Risk

Interest rate risk arises on cash and equivalents and long term debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

The Company was exposed to interest rate risk through the following assets and liabilities:

	July 31,	January 31,
	2012	2012
Loans and receivables (1)	$5,821	$17,478
Other financial liabilities (2)	$33,586	$32,690

(1)	Includes cash and equivalents.
(2)	Represents long term debt and convertible debt.

Investment Risk

The Company’s investment in the common shares of a publicly traded Canadian mining company bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

The Company's investment in the NorthMet Project is also at risk since the NorthMet Project is pledged in part as security to Cliffs and otherwise is pledged wholly as security to Glencore.

The Company was exposed to investment risk through the following assets:

	July 31,	January 31,
	2012	2012
Available-for-sale (1)	$15	$30

(1)	Includes investment.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Fair Value Measurements

PolyMet’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Investments in marketable securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Unobservable (supported by little or no market activity) prices.

Loans and receivables are recorded at face value. Trade and other receivables are short-term in nature and represent the initial price of the good or service. Long term and convertible debt have been fair valued using assumptions with respect to interest rates relevant to similar debt taking into account the collateral involved.

The fair values of the Company's financial assets, loans and receivables and trade and other receivables approximate their carrying amounts. The Company’s investment is valued using quoted market prices in active markets, obtained from securities exchanges and accordingly is Level 1 in the fair value hierarchy.

The fair value of the Company's trade payables and accrued liabilities, long term debt and convertible debt approximate their carrying amounts.

Capital Management

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the DFS and taking into account the current permitting process the Company is in, PolyMet will require additional funds through Project construction. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.

The Company has no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and long-term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

PolyMet Mining Corp. will need to raise sufficient funds to meet its current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with the Company’s spending plans for the next year. While in the past the Company has been successful in closing financing agreements with Glencore and other parties, there can be no assurance it will be able to do so again in the future. See additional discussion in the Liquidity and Capital Resources section above.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. These critical accounting estimates require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of environmental rehabilitations including the reclamation of mine site, valuation of options, convertible debt and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. The following discusses some of the most significant accounting estimates and judgements that the Company has made in the preparation of these consolidated financial statements:

(i) Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. As a result, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

(ii) Asset values and impairment charges

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of loss and comprehensive loss. Management’s determination of recoverable amounts include estimates of sales volumes and prices, costs to sell, recoverable reserves, operating costs and capital costs, which are subject to certain risks and uncertainties that may affect the recoverability of an asset’s costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flow to be generated from its assets or cash-generating unit.

For its mining property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining property interests. Internal sources of information the Company considers include indications of economic performance of the asset. In determining the recoverable amounts of the Company’s mining property interest, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s property, costs to sell the mining property and the appropriate discount rate. Reductions in price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves and resources, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interest.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

(iii) Estimated Reclamation and Closure Costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining property. Adjustments to the carrying amounts of the related mining property can result in a change to future depletion expense.

Recent Accounting Pronouncements

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9,

Financial instruments - Classification and Measurement, IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements IFRS 12, Disclosure of Interests in Other Entities, and IFRS 13, Fair Value Measurement. Each of the new standards is effective for annual periods beginning on or after January 1, 2013, except for IFRS 9 which is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of these new standards:

IFRS 9 – Financial instruments - classification and measurement
This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk.

IFRS 10 – Consolidation
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

IFRS 12 – Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Shareholder Rights Plan

Effective May 25, 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on June 27, 2007, and modified by the Company’s shareholders on June 17, 2008, and reapproved by the Company's shareholders on July 13, 2011 and July 10, 2012. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50.00 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Related Party Transactions

The Company conducted transactions with key management personnel, comprising of certain members of senior management, officers, directors and persons or companies related to these individuals, and paid or accrued amounts during the six months ended July 31, 2012 and 2011, as follows:

	July 31, 2012	July 31, 2011
Wages and other short-term benefits	$562	$472
Termination benefits	-	-
Other long-term benefits	18	18
Share-based compensation	1,809	738

Total	$2,389	$1,228

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.

As a result of Glencore’s ownership of 23.6% of the Company it is also a related party.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Subsequent Events

There are no subsequent events that will materially affect the performance of the Company.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

Issued and outstanding: 177,752,026 common shares as at September 4, 2012.

Outstanding options, warrants and convertible securities as at September 4, 2012:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Share options	1,190,000	1.38*	September 19, 2015
Share options	200,000	1.22*	October 24, 2015
Share options	125,000	1.17*	December 5, 2015
Share options	2,100,000	2.80*	March 20, 2016
Share options	325,000	3.01*	June 19, 2016
Share options	300,000	3.87*	September 1, 2016
Share options	525,000	3.35*	January 5, 2017
Share options	1,250,000	2.99	February 13, 2017
Share options	250,000	2.92	March 12, 2017
Share options	50,000	2.89	March 23, 2017
Share options	360,000	3.00	September 4, 2017
Share options	205,000	3.05	December 12, 2017
Share options	70,000	3.03	January 11, 2018
Share options	100,000	2.87	January 31, 2018
Share options	500,000	2.72	February 15, 2018
Share options	100,000	3.92	June 2, 2018
Share options	175,000	3.22	July 30, 2018
Common share warrants	5,600,000	(Note 1) 1.50	December 31, 2018
Common share warrants	1,083,333	(Note 2) 1.50	December 31, 2018
Share options	585,000	0.82	January 30, 2019
Common share warrants	400,000	(Note 3) 2.50	June 20, 2019
Share options	910,000	0.82	February 17, 2019
Share options	115,000	2.67	October 15, 2019
Share options	60,000	3.54	January 8, 2020
Share options	300,000	2.17	January 25, 2021
Share options	750,000	2.04	March 10, 2021
Share options	1,150,000	1.19	March 8, 2022
Share options	100,000	1.16	April 2, 2022
Share options	2,500,000	0.88	June 21, 2022
Share options	125,000	0.84	July 9, 2022
Share options	150,000	0.95	July 11, 2022
Share options	50,000	1.00	July 25, 2022
Total Share Options Outstanding	14,620,000

* For information purposes, those options granted with an exercise price in Canadian dollars have been translated to the Company’s reporting currency using the exchange rate as at September 4, 2012 of 1.00 CDN$ = 1.0139 US$.

Note 1:

Each warrant entitles the holder to purchase one common share of PolyMet at $1.50 and expires on December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise these warrants, the warrants will expire.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Note 2:

Each warrant entitles the holder to purchase one common share of PolyMet at $1.50 and expires on December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet shares is equal to or greater than $3.00 and PolyMet provides notice to the holder that it has received permits necessary to start construction of the North Met Project. Following satisfaction of the conditions for mandatory exercise, if the holder does not elect to exercise these warrants, the warrants will expire.

Note 3:

Each warrant entitles the holder to purchase one common share of PolyMet at $2.50 and expires on the earlier of June 20, 2016 and one year after the Company receives its permits for the NorthMet Project.

At the Annual and Special Meeting of the shareholders of PolyMet on June 24, 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all share options outstanding as at June 24, 2009.

Effective May 25, 2007, the Company adopted an Omnibus Share Compensation Plan (“Omnibus Plan”), which was approved by the Company’s shareholders’ on June 27, 2007, modified by the Company’s shareholders on June 17, 2008, ratified and reconfirmed by the Company’s shareholders on July 7, 2010, and modified, ratified and reconfirmed by the Company’s shareholders on July 10, 2012. The Omnibus Plan covers the Company’s employees, directors, officers and consultants. The awards are granted for varying terms ranging from two to ten years.

20,455,908 common shares, comprising 17,773,202 common shares representing 10% of the common shares issued and outstanding on June 1, 2012 (the record date for the July 10, 2012 shareholders' meeting) plus 2,682,706 common shares pursuant to an exemption under Section 613(c) of the Toronto Stock Exchange Company Manual have been reserved for issuance pursuant to the Omnibus Plan and approved by the Toronto Stock Exchange. 3,640,000 of these common shares have been reserved for issuance of Bonus Shares.

At the Annual and Special Meeting of the shareholders of the Company on July 10, 2012, the disinterested shareholders approved an extension of the expiry date by three years of all share options outstanding as at July 10, 2012.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2012 on file with the SEC and Canadian securities regulators and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described in PolyMet’s Form 20-F/Annual Information Form are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2012 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and15d-15(e) of the US Exchange Act and the rules of Canadian Securities Administration, as at January 31, 2012. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective at January 31, 2012.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three or six month period ended July 31, 2012 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

POLYMET MINING CORP.
(a development stage company)
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the second quarter ended July 31, 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and at the Company’s website www.polymetmining.com.